Brandon Metcalf
CEO & Founder at Place Technology
1mo •

$0 to $196k in a week. 💥

That's what individuals on WeFunder have reserved to invest in Place so far.

In a week! 🔥

Corporate finance is in the midst of a long-overdue digital evolution and hundreds of millions are being invested.

We wanted to give everyone the ability to own a part of it!

Check out the Place Technology WeFunder page to learn more... the link in the comments below.

Legal stuff here: https://lnkd.in/g6DNW8i
#finance #investment

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